Exhibit 99.1

Opera Reports Both Revenue and Adjusted EBITDA Above Guidance in its First Quarter 2023 Results

Ninth consecutive quarter of 20+% revenue growth, exceeding the high end of previously issued guidance on both revenue and adjusted EBITDA

Q1 revenue grew 22% year-over-year, with an adjusted EBITDA margin of 25%

Opera introduced its first generative AI features directly into the browser

Company raises the midpoint of revenue guidance and adjusted EBITDA expectations for 2023

OSLO, Norway, April 27, 2023 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

	Three Months Ended March 31,		Year-over- year % change
[US$ thousands, except for margins and per ADS amounts]	2022	2023
Revenue	71,583	87,051	21.6%

Net income (loss)	(9,436)	15,478	n.m.
Margin	(13.2)%	18%

Adjusted EBITDA (1)	7,349	21,738	195.8%
Margin	10.3%	25.0%

Diluted net income (loss) per ADS, US$ (2)	(0.08)	0.17	n.m.

Free cash flow from operations (1)	11,510	23,318	102.6%

(1) Please see the separate section "Non-IFRS financial measures" for the definitions of adjusted EBITDA and free cash flow from operations.
(2) Opera Limited has American depositary shares listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

“The year is off to a strong start. We continue to build upon our successes in both search and advertising with revenue exceeding our guidance. This revenue outperformance coupled with less than anticipated marketing spend led to even greater than expected profitability,” said co-CEO Lin Song.

“I am thrilled with the early integration of generative AI services into the Opera browsers including an AI assistant to make our users’ browsing more efficient. Initially, AI is a retention and engagement tool, as we are already seeing significant interest by the early adopters who have begun to take advantage of these features and we find ourselves in an excellent position to build out new use cases across AI services as an independent and trusted player in the ecosystem,” continued Mr. Song.

“Over time, I anticipate this increased engagement will lead to additional monetization opportunities. It is so exciting to see the increased interest in the browser space from the tech ecosystem, press and investors. People are finally waking up to what we have long said, the browser is not a commodity product,” finished Mr. Song.

First Quarter and Recent Business Highlights

●	Advertising revenue grew 26% year-over-year, and now constitutes 56% of total revenue. This revenue category was primarily driven by Opera Ads which continues to outperform expectations.
●	Search revenue grew 18% year-over-year. The growth in search revenue is primarily driven by our continued focus on users with the highest monetization potential in developed markets.
●	Opera had 319 million monthly active users (MAUs) in the quarter, down versus the seasonally strong fourth quarter following reduced marketing spend in lower monetizing markets.
●	In the first quarter of 2023, each user on average generated $1.08 of revenue on an annualized basis, an increase of 30% versus the first quarter of 2022.
●	The Opera GX gaming browser had over 21.7 million monthly active users across PC and mobile in the first quarter of 2023, up 7% from 20.3 million in the fourth quarter of 2022.
●	Opera announced a collaboration with OpenAI and launched the first browser with integrated generative AI services.
●

During the first quarter, Opera repurchased 370,162 ADSs in the open market at an average price of $6.66 per ADS, for a total spend of $2.5 million, leaving $30.2 million or 60% of our existing buyback authorization remaining. The total number of ADS equivalents outstanding as of March 31, 2023 was 89,842,247.

●	In January 2023, Opera announced a special dividend of $0.80 per ADS or $71 million in aggregate, which was distributed in February 2023.
●

At the end of the first quarter, our cash position was $85 million, up $25 million relative to our pro-forma cash position of $60 million at the quarter start (net of dividend and settlement of marketable securities sales). In addition to our cash balance, we have a combined $220 million of assets held for sale and receivables on our balance sheet, reflecting our 9.5% stake in OPay and receivables from the sale of Star X in 2022. In total, we believe this puts us in a strong position with significant financial flexibility.

Business Outlook

“I am very pleased with the opening trajectory of 2023 and while it is only two months since we last spoke, we are cautiously raising the lower-end of our revenue guidance and both ends of our adjusted EBITDA guidance following our overperformance in the first quarter,” said Frode Jacobsen, CFO.

“Combining our current business momentum and our focus on product innovations that have the potential to further drive user engagement and monetization places us in a healthy position for the remainder of the year,” concluded Mr. Jacobsen.

For the full year of 2023, Opera is raising the low end of its previously issued guidance of revenue to be $373 million to $390 million. We guide adjusted EBITDA to now be between $77 million and $83 million, or a 21% margin at the midpoints.

For the second quarter of 2023, Opera expects revenue of $92 million to $94 million, representing 19% year-over-year growth at the midpoint. Adjusted EBITDA is expected to be between $18 million and $20 million, representing a 20% margin at the midpoint.

First Quarter 2023 Financial Results

All comparisons in this section are relative to the first quarter of 2022 unless otherwise stated.

Revenue increased by 22% to $87.1 million.

●

Advertising revenue increased by 26% to $48.5 million, benefiting from the audience extension supported by our Opera Ads platform in addition to the growth in our PC footprint in Western markets, particularly in North America.

●	Search revenue increased by 18% to $37.8 million, mainly driven by the growth of our PC footprint in Western markets.
●	Technology licensing and other revenue was $0.7 million.

Operating expenses increased by 4% to $73.2 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $16.9 million, or 19% of revenue.
●

Personnel expenses, including share-based remuneration, were $20.1 million. This expense consists of cash-based compensation expense of $15.5 million, a 7% increase year-over-year, and share-based remuneration expense of $4.5 million following grants made during the quarter.

●	Marketing and distribution expenses were $24.4 million, a decrease of 29%.
●	Depreciation and amortization expenses were $3.4 million, a 6% decrease.
●	All other operating expenses were $8.5 million, a 4% increase.

Operating profit was $14.0 million, a 16% margin, compared to an operating profit of $1.3 million in the first quarter of 2022.

Net finance gain was $4.8 million, benefitting from realized gains within our former portfolio of marketable securities.

Income tax expense was $3.3 million, elevated due to foreign currency impacts on net deferred tax liabilities.

Net income was $15.5 million, an 18% margin. This compared to a net loss of $9.4 million in the first quarter of 2022.

Net income per ADS was $0.17 in the quarter. In the quarter, the weighted average number of shares outstanding was 181.3 million, corresponding to 90.6 million diluted ADSs.

Adjusted EBITDA was $21.7 million, representing a 25% margin, compared to adjusted EBITDA of $7.3 million in the first quarter of 2022.

Free cash flow from operations was $23.3 million, compared to $11.5 million in the first quarter of 2022.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com.

Conference Call

Opera’s management will host a conference call to discuss the first quarter 2023 financial results on Thursday, April 27th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 800-895-3361

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1062

Confirmation Code: OPRAQ123

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along on Twitter @InvestorOpera.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), operating profit (loss), and other financial measures under IFRS, we use adjusted EBITDA and free cash flow from operations, which are described below, to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. While these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS, we believe that these measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of recurring core business operating results.

We believe these non-IFRS financial measures are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peers.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, (x) credit loss expense related to divested joint venture, (xi) non-recurring expenses, and (xii) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the Nasdaq Global Select Market under the ticker symbol “OPRA”. Download the Opera browser from www.opera.com.

Learn more about Opera at https://investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Unaudited Consolidated Statement of Operations

	Three Months Ended March 31,
[US$ thousands, except per ADS and share amounts]	2022	2023
Revenue	71,583	87,051
Other operating income	172	129
Operating expenses:
Technology and platform fees	(1,219)	(841)
Content cost	(1,044)	(889)
Cost of inventory sold	(5,785)	(15,165)
Personnel expenses including share-based remuneration	(16,428)	(20,053)
Marketing and distribution expenses	(34,140)	(24,396)
Credit loss expense	(43)	(2,399)
Depreciation and amortization	(3,590)	(3,380)
Non-recurring expenses	(708)	-
Other operating expenses	(7,456)	(6,107)
Total operating expenses	(70,413)	(73,230)
Operating profit	1,342	13,950
Share of net loss of equity-accounted investees	(6)	-
Net finance income (expense):
Finance income	155	5,362
Finance expense	(9,947)	(372)
Net foreign exchange loss	(372)	(193)
Net finance expense	(10,164)	4,797
Profit (loss) before income taxes	(8,828)	18,747
Income tax (expense) benefit	(608)	(3,269)
Net income (loss) attributable to owners of the parent	(9,436)	15,478

Weighted-average number of shares outstanding:
Basic, ADS equivalent, millions	115.82	89.79
Diluted, ADS equivalent, millions	115.82	90.64
Basic, ordinary shares, millions	231.63	179.57
Diluted, ordinary shares, millions	231.63	181.28

Earnings per ADS and per share:
Basic earnings per ADS, US$	(0.08)	0.17
Diluted earnings per ADS, US$	(0.08)	0.17
Basic earnings per share, US$	(0.04)	0.09
Diluted earnings per share, US$	(0.04)	0.09

Unaudited Consolidated Statement of Comprehensive Income

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Net income (loss)	(9,436)	15,478
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(768)	52
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	708	-
Other comprehensive income (loss)	(60)	52
Total comprehensive income (loss) attributable to owners of the parent	(9,496)	15,530

Unaudited Consolidated Statement of Financial Position

	As of December 31,	As of March 31,
[US$ thousands]	2022	2023
Assets:
Property and equipment	14,623	13,183
Intangible assets	99,983	99,391
Goodwill	429,445	429,599
Non-current receivables from sale of investments	76,305	27,533
Non-current investments and financial assets	2,643	2,573
Deferred tax assets	1,473	1,491
Total non-current assets	624,473	573,769

Trade receivables	57,923	51,086
Current receivables from sale of investments	56,347	29,246
Other current receivables	17,247	5,202
Prepayments	3,932	3,941
Marketable securities	66,250	-
Cash and cash equivalents	52,414	84,843
Total cash, cash equivalents, and marketable securities	118,664	84,843
Assets held for sale	86,100	163,462
Total current assets	340,213	337,781
Total assets	964,686	911,550

Equity:
Share capital	18	18
Other paid in capital	824,832	824,832
Treasury shares	(206,514)	(208,978)
Retained earnings	273,262	220,917
Foreign currency translation reserve	(3,385)	(3,334)
Total equity attributable to owners of the parent	888,213	833,455

Liabilities:
Non-current lease liabilities and other loans	4,723	4,485
Deferred tax liabilities	7,352	8,091
Other non-current liabilities	68	46
Total non-current liabilities	12,143	12,623

Trade and other payables	46,937	42,862
Current lease liabilities and other loans	3,112	2,468
Income tax payable	1,133	3,325
Deferred revenue	995	6,971
Other current liabilities	12,152	9,847
Total current liabilities	64,330	65,472
Total liabilities	76,472	78,095
Total equity and liabilities	964,686	911,550

Unaudited Consolidated Statement of Changes in Equity

For the three months ended March 31, 2022:

	Number of shares outstanding		Equity attributable to owners of the parent
[US$ thousands]	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2022	230,291,732	115,145,866	24	824,832	(60,453)	249,155	(520)	1,013,039
Net loss	-	-	-	-	-	(9,436)	-	(9,436)
Other comprehensive loss	-	-	-	-	-	-	(60)	(60)
Share-based remuneration	-	-	-	-	-	1,967	-	1,967
Issuance of shares upon vesting of share-based remuneration	1,557,500	778,750	-	-	-	-	-	-
Acquisition of treasury shares	(1,138,704)	(569,352)	-	-	(3,045)	-	-	(3,045)
As of March 31, 2022	230,710,528	115,355,264	24	824,832	(63,498)	241,687	(580)	1,002,466

For the three months ended March 31, 2023:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2023	178,430,242	89,215,121	18	824,832	(206,514)	273,263	(3,385)	888,213
Net profit	-	-	-	-	-	15,478	-	15,478
Other comprehensive loss	-	-	-	-	-	-	52	52
Dividends	-	-	-	-	-	(71,256)	-	(71,256)
Share-based remuneration	-	-	-	-	-	3,433	-	3,433
Issuance of shares upon vesting of share-based remuneration	1,994,576	997,288	-	-	-	-	-	-
Acquisition of treasury shares	(740,324)	(370,162)	-	-	(2,464)	-	-	(2,464)
As of March 31, 2023	179,684,494	89,842,247	18	824,832	(208,978)	220,917	(3,334)	833,455

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Cash flows from operating activities:
Profit (loss) before income taxes	(8,828)	18,747
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	1,967	3,433
Depreciation and amortization	3,590	3,380
Share of net loss of equity-accounted investees	6	-
Net finance (income) expense	10,164	(4,797)
Other adjustments	(482)	(334)
Changes in working capital:
Change in trade and other receivables	711	6,341
Change in prepayments	510	(10)
Change in inventories	(586)	(451)
Change in trade and other payables	9,538	(4,076)
Change in deferred revenue	1,502	5,976
Change in other liabilities	(5,337)	(2,327)
Income taxes (paid) received	707	(154)
Net cash flow from operating activities	13,464	25,727
Cash flows from investing activities:
Purchase of equipment	(116)	(318)
Development expenditure	(842)	(1,066)
Net sale (purchase) of listed equity instruments	6,797	23,414
Interest income received	2	554
Net cash flow from investing activities	5,841	22,583
Cash flows from financing activities:
Acquisition of treasury shares	(3,045)	(2,464)
Interests on loans and borrowings	(69)	(71)
Repayment of loans and borrowings	(89)	(72)
Dividends paid	-	(12,273)
Payment of lease liabilities	(996)	(1,025)
Net cash flow used in financing activities	(4,199)	(15,905)
Net change in cash and cash equivalents	15,108	32,405
Cash and cash equivalents at beginning of period	102,876	52,414
Effect of exchange rate changes on cash and cash equivalents	(199)	23
Cash and cash equivalents at end of period	117,786	84,843

Revenue

The table below specifies the amounts of the different types of revenue.

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Advertising	38,451	48,519
Search	32,027	37,788
Technology licensing and other revenue	1,106	744
Total revenue	71,583	87,051

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Personnel expenses, excluding share-based remuneration	14,546	15,516
Share-based remuneration, including related social security costs	1,882	4,537
Total personnel expenses including share-based remuneration	16,428	20,053

Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Hosting	2,238	2,484
Audit, legal and other advisory services	3,002	1,243
Software license fees	469	553
Rent and other office expense	882	619
Travel	150	428
Other	714	780
Total other operating expenses	7,456	6,107

Non-IFRS Financial Measures

The table below reconciles net income (loss) to adjusted EBITDA.

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Net income (loss)	(9,436)	15,478
Add (deduct):
Income tax expense (benefit)	608	3,269
Net finance (income) expense	10,164	(4,797)
Share of net loss of equity-accounted investees	6	-
Depreciation and amortization	3,590	3,380
Share-based remuneration	1,882	4,537
Non-recurring expenses	708	-
Other operating income	(172)	(129)
Adjusted EBITDA	7,349	21,738

The table below reconciles net cash flow from operating activities to free cash flow from operations.

	Three Months Ended March 31,
[US$ thousands]	2022	2023
Net cash flow from operating activities	13,464	25,727
(Deduct):
Purchase of equipment	(116)	(318)
Development expenditure	(842)	(1,066)
Payment of lease liabilities	(996)	(1,025)
Free cash flow from operations	11,510	23,318